Exhibit (a)(5)(ii)

NEWS
Contact:	Media: John Stoll 1.313.594.1106 Jstoll1@ford.com	Equity Investment Community: Larry Heck 1.313.594.0613 fordir@ford.com	Fixed Income Investment Community: Shawn Ryan 1.313.621.0881 fixedinc@ford.com	Shareholder Inquiries: 1.800.555.5259 or 1.313.845.8540 stockinf@ford.com

FORD FURTHER REDUCES ITS DEBT AND STRENGTHENS BALANCE SHEET THROUGH CONVERSION OFFERS

•	Ford today announced the results of conversion offers that will reduce the company’s outstanding Automotive debt by more than $1.9 billion, lowering its annualized interest costs by about $180 million

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Including the conversion offers, the recent $3.6 billion prepayment on VEBA Note B, and net debt reductions over the first nine months, Ford has reduced its Automotive debt by $12.8 billion this year, lowering its annualized interest costs by nearly $1 billion. Ford expects to be net cash positive by the end of 2010

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$554 million principal amount of Ford’s 4.25% Senior Convertible Notes due December 15, 2036 and $1.992 billion principal amount of its 4.25% Senior Convertible Notes due November 15, 2016 were validly tendered and accepted for conversion pursuant to Ford’s conversion offers

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Ford will pay $534 million in cash premiums and issue 274 million shares of Ford common stock to convertible note holders. The shares of Ford common stock to be issued have been included in Ford’s calculation of diluted earnings per share since the beginning of 2010

•	The conversion offers will result in a fourth quarter 2010 special item charge of approximately $960 million

DEARBORN, Mich., Nov. 24, 2010 – Ford Motor Company (NYSE: F) announced today the results of conversion offers that will reduce the company’s Automotive debt by more than $1.9 billion, further strengthening its balance sheet and lowering annualized interest costs by about $180 million.

Including the conversion offers, the recent $3.6 billion prepayment on VEBA Note B and net debt reductions over the first nine months of 2010, Ford has reduced its Automotive debt by $12.8 billion this year, lowering its annualized interest costs by nearly $1 billion.

“These successful conversion offers represent another significant step toward our goal of reducing our Automotive debt and improving our balance sheet,” said Lewis Booth, Ford executive vice president and chief financial officer.  “We had previously said that even without the conversion offers, we expected our Automotive cash to be about equal to Automotive debt by the end of this year, well ahead of our earlier expectations.  With the conversion offers, we will be clearly net cash positive by year-end 2010.”

Ford launched the conversion offers Oct. 26, 2010, offering to pay a premium in cash to induce the holders of any and all of its outstanding 4.25% Senior Convertible Notes due December 15, 2036 (the “2036 Convertible Notes”) and 4.25% Senior Convertible Notes due November 15, 2016 (the “2016 Convertible Notes” and, together with the 2036 Convertible Notes, the “Convertible Notes”) to convert their Convertible Notes into shares of Ford’s common stock.

The conversion offers each expired at midnight, New York City time, Nov. 23, 2010, (the “Expiration Date”).  As of the Expiration Date, $554 million principal amount of the 2036 Convertible Notes and $1.992 billion principal amount of the 2016 Convertible Notes were validly tendered and accepted for purchase, according to information provided by Computershare, Inc., the Exchange Agent with respect to the conversion offers.  The carrying values of the tendered notes on Sept. 30, 2010 were $399 million and $1.544 billion for the 2036 and 2016 Convertible Notes, respectively.

This will result in the issuance of an aggregate of 274 million shares of Ford’s common stock and the payment of an aggregate of $534 million in cash premiums on the expected settlement date of Nov. 30, 2010. The cash premiums reflect in large part the present value of the interest payments that would have been made on the tendered 2036 and 2016 Convertible Notes to the first date (Dec. 20, 2013, and Nov. 20, 2014, respectively) on which Ford could have terminated holders' conversion rights under the Convertible Notes. The shares of Ford common stock to be issued on the settlement date with respect to the conversion offers have been included in Ford’s calculation of diluted earnings per share since the beginning of the year.  In addition to the shares of Ford common stock and cash premiums, Ford will pay accrued and unpaid interest on tendered Convertible Notes for the period from the last interest payment date to (but excluding) the settlement date, which will total $14 million.

Upon settlement of the conversion offers, $25 million principal amount and $883 million principal amount of the 2036 and 2016 Convertible Notes, respectively, will remain outstanding.  After settlement,  the carrying values of the remaining notes outstanding will be $18 million and $688 million for the 2036 and 2016 Convertible Notes, respectively.

Holders of the 2036 Convertible Notes who validly tendered and did not withdraw their Convertible Notes by midnight, New York City time, on the Expiration Date and whose Convertible Notes were accepted for purchase will receive, for each $1,000 principal amount of the 2036 Convertible Notes converted, 108.6957 shares of Ford’s common stock, plus $190 in cash,plus the applicable accrued and unpaid interest.

Holders of the 2016 Convertible Notes who validly tendered and did not withdraw their Convertible Notes by midnight, New York City time, on the Expiration Date and whose Convertible Notes were accepted for purchase will receive, for each $1,000 principal amount of the 2016 Convertible Notes converted, 107.5269 shares of Ford’s common stock, plus $215 in cash, plus the applicable accrued and unpaid interest.

The conversion offers will result in a fourth quarter 2010 special item charge of approximately $960 million reflecting the cash premiums and non-cash losses (reflecting the difference between the carrying and fair values of the debt) for the tendered 2036 and 2016 Convertible Notes.

About Ford Motor Company
Ford Motor Company, a global automotive industry leader based in Dearborn, Mich., manufactures or distributes automobiles across six continents.  With about 163,000 employees and about 70 plants worldwide, the company’s brands include Ford, Lincoln and, until discontinued later this year, Mercury.  The company provides financial services through Ford

Motor Credit Company.  For more information regarding Ford’s products, please visit www.ford.com.

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Safe Harbor/Risk Factors

Statements included herein may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements are based on expectations, forecasts, and assumptions by our management and involve a number of risks, uncertainties, and other factors that could cause actual results to differ materially from those stated, including, without limitation:

•	Decline in industry sales volume, particularly in the United States or Europe, due to financial crisis, recession, geo-political events, or other factors;
•	Decline in market share;
•	Lower-than-anticipated market acceptance of new or existing products;
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An increase in or acceleration of market shift beyond our current planning assumptions from sales of trucks, medium- and large-sized utilities, or other more profitable vehicles, particularly in the United States;

•	A return to elevated gasoline prices, as well as the potential for volatile prices or reduced availability;
•	Continued or increased price competition resulting from industry overcapacity, currency fluctuations, or other factors;
•	Adverse effects from the bankruptcy, insolvency, or government-funded restructuring of, change in ownership or control of, or alliances entered into by a major competitor;
•	A prolonged disruption of the debt and securitization markets;
•	Fluctuations in foreign currency exchange rates, commodity prices, and interest rates;
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Economic distress of suppliers that may require us to provide substantial financial support or take other measures to ensure supplies of components or materials and could increase our costs, affect our liquidity, or cause production disruptions;

•	Single-source supply of components or materials;
•	Labor or other constraints on our ability to restructure our business;
•	Work stoppages at Ford or supplier facilities or other interruptions of production;
•	Substantial pension and postretirement health care and life insurance liabilities impairing our liquidity or financial condition;
•	Worse-than-assumed economic and demographic experience for our postretirement benefit plans (e.g., discount rates or investment returns);
•	Restriction on use of tax attributes from tax law "ownership change;"
•	The discovery of defects in vehicles resulting in delays in new model launches, recall campaigns, or increased warranty costs;
•	Increased safety, emissions, fuel economy, or other regulation resulting in higher costs, cash expenditures, and/or sales restrictions;
•	Unusual or significant litigation or governmental investigations arising out of alleged defects in our products, perceived environmental impacts, or otherwise;
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A change in our requirements for parts or materials where we have long-term supply arrangements that commit us to purchase minimum or fixed quantities of certain parts or materials, or to pay a minimum amount to the seller ("take-or-pay" contracts);

•	Adverse effects on our results from a decrease in or cessation of government incentives related to capital investments;
•	Adverse effects on our operations resulting from certain geo-political or other events;
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Substantial levels of Automotive indebtedness adversely affecting our financial condition or preventing us from fulfilling our debt obligations (which may grow because we are able to incur substantially more debt, including additional secured debt);

•	Failure of financial institutions to fulfill commitments under committed credit facilities;
•	Inability of Ford Credit to obtain competitive funding;
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Inability of Ford Credit to access debt, securitization, or derivative markets around the world at competitive rates or in sufficient amounts due to credit rating downgrades, market volatility, market disruption, regulatory requirements or other factors;
•	Higher-than-expected credit losses;
•	Increased competition from banks or other financial institutions seeking to increase their share of financing Ford vehicles;
•	Collection and servicing problems related to finance receivables and net investment in operating leases;
•	Lower-than-anticipated residual values or higher-than-expected return volumes for leased vehicles; and
•	New or increased credit, consumer, or data protection or other laws or regulations resulting in higher costs and/or additional financing restrictions.

We cannot be certain that any expectation, forecast, or assumption made in preparing forward-looking statements will prove accurate, or that any projection will be realized.  It is to be expected that there may be differences between projected and actual results.  Our forward-looking statements speak only as of the date of their initial issuance, and we do not undertake any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.  For additional discussion of these risks, see "Item 1A. Risk Factors" in our 2009 Form 10-K Report and our third quarter 2010 Form 10-Q Report.